Exhibit 99.2

Agria Subsidiary Agria (Singapore) Pte Ltd Announces Settlement with the New Zealand Overseas Investment Office

HONG KONG, Dec. 20, 2018 - Agria Corporation (“Agria”) today announced that its Singapore-based subsidiary, Agria (Singapore) Pte Ltd (“Agria Singapore”) has entered into a settlement with the New Zealand Overseas Investment Office (“OIO”). The settlement follows the announcement of the settlements between Agria and the Securities and Exchange Commission (“SEC”) announced on December 10, 2018. The settlement is subject to a determination by the New Zealand High Court and a penalty hearing will take place in due course.

Agria Singapore is the shareholder for Agria’s interest in PGG Wrightson Limited (NZSE: PGW, “PGW”). Under the Overseas Investment Act 2005, Agria’s interest in PGW is subject to consents which are administered by the OIO.

The terms of the settlement with the OIO will be announced after the High Court issues its penalty judgment.

About Agria Corporation

Agria is a global agricultural company with three principal business segments: Seed and Grain; Crop Protection, Nutrients and Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.

Contact:

The Blueshirt Group

Asia

Gary Dvorchak, CFA

Phone (China): +86 (138) 1079-1480

Email: gary@blueshirtgroup.com

United States

Ralph Fong

Phone: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com